 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-289326
PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 6, 2025)
Up to $400,000,000
American Depositary Shares representing Ordinary Shares

This prospectus supplement amends and supplements the information in our prospectus dated August 6, 2025, (ATM Prospectus), filed as part of our registration statement on Form S-3 (File No. 333-289326). This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.
We previously entered into a Sales Agreement (sales agreement) with Leerink Partners LLC and Cantor Fitzgerald & Co., each of whom we refer to as a sales agent, and together as the sales agents, relating to American Depositary Shares (ADSs), each representing three ordinary shares, $0.0001 par value per ordinary share, offered by the ATM Prospectus. On May 7, 2026, we amended and restated the sales agreement (as amended and restated, the amended and restated sales agreement) to remove the aggregate offering amount thereunder. We are filing this prospectus supplement to amend the ATM Prospectus to increase the maximum amount of ADSs we may offer and sell in accordance with the terms of the amended and restated sales agreement to an aggregate gross offering amount of $400,000,000. As of the date of this prospectus supplement, we have sold approximately $58.5 million (3,040,000 ADSs) pursuant to the sales agreement, and, after giving effect to this prospectus supplement, have a remaining capacity to sell up to $341,478,784.
Our ADSs are listed on the Nasdaq Global Market under the symbol “GPCR.” On May 6, 2026, the last reported sale price of our ADSs as reported on the Nasdaq Global Market was $40.84 per ADS.
Sales of our ADSs, together with the underlying ordinary shares, if any, under this prospectus supplement and the ATM Prospectus may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (Securities Act). The sales agents are not required to sell any specific number or dollar amount of securities but will act as our sales agents using commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms among the sales agents and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
The sales agents will be entitled to a commission of up to 3.0% of the gross proceeds of any ADSs sold under the amended and restated sales agreement. In connection with the sale of our ADSs on our behalf, the sales agents will each be deemed to be an “underwriter” within the meaning of the Securities Act and their compensation will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contributions to the sales agents against certain civil liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended. See “Plan of Distribution” beginning on page S-1 for additional information regarding the compensation to be paid to the sales agents.
Investing in our ADSs involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page S-4 of the ATM Prospectus, and under similar headings in the documents that are incorporated by reference into this prospectus supplement and the ATM Prospectus concerning factors you should consider before investing in our ADSs.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the disclosures in this prospectus supplement or the ATM Prospectus. Any representation to the contrary is a criminal offense.
Leerink Partners	Cantor
The date of this prospectus supplement is May 7, 2026

PLAN OF DISTRIBUTION
We have entered into the amended and restated sales agreement with Leerink Partners LLC and Cantor Fitzgerald & Co., each of whom we refer to as a sales agent, and together the sales agents, under which we may issue and sell our ADSs, each representing three of our ordinary shares, par value US$0.0001 per share, from time to time through the sales agents. Sales of the ADSs, if any, will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Global Market, on or through any other existing trading market for our ADSs or to or through a market maker or otherwise, through block transactions and/or any other method permitted by law, in each case at market prices.
The sales agents will offer the ADSs subject to the terms and conditions of the sales agreement on a daily basis or as otherwise agreed upon by us and the sales agents. We will designate the maximum number or amount of ADSs to be sold through the sales agents on a daily basis or otherwise determine such maximum number or amount together with the sales agents. Subject to the terms and conditions of the sales agreement, the sales agents will use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on our behalf all of the ADSs requested to be sold by us. We may instruct the sales agents not to sell ADSs if the sales cannot be effected at or above a minimum price designated by us in any such instruction. The sales agents or we may suspend the offering of the ADSs being made through the sales agents under the sales agreement upon proper notice to the other parties. The sales agents and we each have the right, by giving written notice as specified in the sales agreement, to terminate the sales agreement at each party’s sole discretion at any time. The offering of the ADSs pursuant to the sales agreement will otherwise terminate upon the termination of the sales agreement as provided therein.
The compensation payable to the sales agents will be an amount of up to 3.0% of the gross proceeds of any ADSs sold through it pursuant to the sales agreement. We have also agreed to reimburse the sales agents for certain of their expenses in an amount up to $100,000, in addition to certain ongoing disbursements of their legal counsel in the amount up to $25,000 in connection with certain events described in the sales agreement. We estimate that the total expenses of the offering payable by us, excluding compensation payable to the sales agents under the sales agreement, will be approximately $1.1 million.
The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales of the ADSs, will equal our net proceeds for the sale of such ADSs.
The applicable sales agent will provide written confirmation to us no later than the next succeeding trading day on the Nasdaq Global Market after each such day on which ADSs are sold through such sales agent under the sales agreement. Each confirmation will include the amount or number of ADSs sold through such sales agent on that day, the volume-weighted average price of the ADSs sold and the net proceeds to us from such sales.
Settlement for sales of ADSs will occur, unless the parties agree otherwise, on the first trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. We will report at least biannually the number of ADSs sold through the sales agents under the sales agreement, the net proceeds to us and the compensation paid by us to the sales agents in connection with the sales of shares of ADSs during the relevant period.
In connection with the sale of the ADSs on our behalf pursuant to the sales agreement, the sales agents will each be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to each sales agent will be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to the sales agents with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. As sales agents, neither Leerink Partners nor Cantor will engage in any transactions that stabilize the ADSs.
The sales agents and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received, and may in the future receive, customary fees.

S-1

This prospectus supplement and the accompanying base prospectus in electronic format may be made available on a website maintained by us and the sales agents may distribute this prospectus supplement and the accompanying base prospectus electronically.
The address of Leerink Partners is 1301 Avenue of the Americas, 5th Floor, New York, NY 10019. The address of Cantor is 110 East 59th Street, 6th Floor, New York, NY 10022.

S-2

Up to $400,000,000
American Depositary Shares
Representing Ordinary Shares
Prospectus Supplement
Leerink Partners	Cantor
May 7, 2026